Exhibit 99.1

30 September 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Motif Bio plc and subsidiary

(“Motif Bio”, or “the Group”)

Motif Bio Reports

Half-Year 2019 Financial Results, Operational Progress and Proposed Initiatives

Motif Bio plc (AIM/NASDAQ: MTFB) today announced unaudited financial results for the half year ended June 30, 2019 and reported on its progress year to date.

Graham Lumsden, CEO of Motif Bio, said: “Receipt in February of the CRL for iclaprim dealt a major blow to our wholly-owned subsidiary, Motif BioSciences Inc. We have worked collaboratively with the U.S. Food & Drug Administration (FDA) to develop a way forward and based on guidance received during the FDA meeting on 19 September, we believe that a single well-designed adequate and well-controlled Phase III clinical trial demonstrating safety and efficacy of iclaprim in patients with hospital-acquired bacterial pneumonia (HABP), including ventilator-associated bacterial pneumonia (VABP), along with data on potential mechanisms of hepatic injury, would enable submission of a New Drug Application for approval by FDA. Iclaprim has been shown to concentrate in lung tissue (alveolar macrophages and epithelial lining fluid) following intravenous administration and a Phase II trial in patients with HABP/VABP has been completed, demonstrating proof of concept. It would take several years to enroll and complete a HABP/VABP Phase III trial and the cost is expected to be tens of millions of dollars. We believe that the most efficient way to generate future value from iclaprim is for a partner or other entity with a lower cost of capital to complete the HABP/VABP Phase III trial and commercialize the asset globally.

Motif Bio continues to conserve its existing cash resources and is implementing immediate additional initiatives to curtail further expense given limited availability of funds.  Motif Bio has reached agreement in principle with its senior secured lender, Hercules Capital, Inc. (Hercules), to extend the interest only period on the Hercules loan through October 2019 and allow non-cash payment-in-kind, or PIK, of the interest payment due on October 1st.  In connection with this agreement to vary the loan facility, Motif Bio will provide Hercules with a warrant option to subscribe for ordinary shares equivalent to 5% of Motif Bio’s share capital at an exercise price of 5 pence (subject to adjustment).

With the accommodation from Hercules under the loan facility and other cash conservation initiatives, we believe that the Group has sufficient cash to continue operations as of September 30, 2019.  However, we will be required to seek additional capital funding in the immediate future and will provide further updates in due course.

We are proposing a corporate restructuring, loan amendment and capital raise as described below and believe that this is the best path forward for shareholders of Motif Bio.

Proposed Corporate Restructuring and Loan Amendment (subject to shareholder approval)

•                  The Group’s ownership of the iclaprim-related assets and all other operations have been through its ownership of the wholly-owned US subsidiary, Motif Biosciences Inc.  The Hercules loan as senior secured lender is to Motif BioSciences Inc., guaranteed by Motif Bio plc (with the pledge of its ownership of Motif BioSciences Inc.).  Motif Bio plc is proposing a corporate restructure (‘Proposed Restructuring’) that we believe will allow the shareholders of Motif Bio plc to benefit from the monetization of the iclaprim asset (above the amounts owed to Hercules and other obligations of Motif BioSciences Inc.), while being relieved of the liability and guarantee for the Hercules loan.

•                  Subject to a shareholder vote and a capital raise (‘Proposed Capital Raise’), Motif Bio has reached agreement in principle with Hercules that includes the following elements:

1.              Hercules will relinquish the loan guarantee from Motif Bio and relieve it of any future obligations to Hercules;

2.              Motif BioSciences Inc. is expected to immediately wind down operations and hire an advisor to facilitate the sale of its iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialize iclaprim;

3.              Hercules will be granted a perfected security interest in all of the intellectual property of Motif BioSciences Inc.; and

4.              Hercules will receive a warrant for an additional 20% of Motif Bio’s post capital raise outstanding ordinary shares at an exercise price of 5 pence (subject to adjustment).  With this warrant position, Hercules will benefit from the future success of Motif Bio and potential upside in a successful monetization of iclaprim.

•                  Upon completion of the Proposed Restructuring, it is expected that the Group will become an AIM Rule 15 cash shell and will have 6 months to find a suitable target to reverse into it or face cancellation from AIM.

•                  If this Proposed Restructuring and Proposed Capital Raise is approved by shareholders and completes in accordance their terms, then Motif Bio plc will be able to move forward as a debt-free, publicly-listed company seeking M&A opportunities. Shareholders today of Motif Bio:

1.              would be invested in a company relieved of the liability and guarantee for the Hercules loan of approximately $6.9 million;

2.              would have the benefit of any potential upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.; and

3.              would have the benefit of any future upside potential from assets or a company acquired by Motif Bio.

•                  If Motif Bio is not able to complete the contemporaneous Proposed Capital Raise and this transaction is not approved by shareholders, the Group will no longer be able to continue operations and it would be expected that trading in the Group’s shares would be immediately suspended.

•                  The Proposed Restructuring would mean that the existing obligations under the loan facility are better aligned with our strategy, namely to bring one or more assets into Motif Bio without the burden of the debt obligations to Hercules, and for Motif Bio to be able to benefit from any upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.

•                  The Proposed Restructuring constitutes a fundamental disposal under Rule 15 of the AIM Rules and is subject to shareholder approval.  In order to effect the Proposed Restructuring, Motif Bio will need to raise sufficient capital through the Proposed Capital Raise, which would be managed by Motif Bio’s joint broker SP Angel.  An announcement will be made in due course providing further details on the Proposed Capital Raise and, if successful, a circular shall be posted to shareholders setting out full details of the Proposed Restructuring and Proposed Capital Raise.

•                  If the Proposed Capital Raise is successful, it is expected that SP Angel, Motif Bio’s joint broker, shall become nominated adviser (Nomad) effective upon the close of business on 2 October 2019.  Peel Hunt LLP, Motif Bio’s current Nomad, has given notice of its resignation as Nomad, to be effective as at the close of business on 2 October 2019, unless extended.

•                  Shareholders should be aware that there is no certainty that Motif Bio will be able to raise sufficient funding through the Proposed Capital Raise and that without such funding the Proposed Restructuring will not be put to shareholders at a general meeting for approval. If Motif Bio is unable to secure funding through the Proposed Capital Raise or otherwise, then it is expected that Motif Bio will no longer be able to continue operations and it is expected that trading in the Group’s shares would be immediately suspended.

•                  Shareholders should further note that upon completion of the Proposed Capital Raise and the Proposed Restructuring there is no certainty as to the quantum or timing of any monies due to Motif Bio from the realization of Motif BioSciences Inc.’s assets, including iclaprim and it is possible that no benefit from the realization of same will ever be received by Motif Bio or its shareholders.

•                  It is Motif Bio’s expectation to delist from the Nasdaq Capital Markets in due course. Additional information will be provided in due course.

Other Corporate and Development Highlights — 2019 Year to Date:

•                  Motif BioSciences Inc. met with the U.S. Food and Drug Administration (FDA) in May 2019 to discuss potential options to address the FDA’s concerns expressed in its Complete Response Letter (CRL) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections (ABSSSI). The CRL was received in February 2019 and stated that the FDA was unable to approve the NDA in its current form and that additional data would be required.  Based on the CRL and further communications with the FDA, the Group is of the view that significant funding will be required to advance the iclaprim asset. The Group is also unlikely to be able to fund the advancement of the asset without a partner that has a materially lower cost of capital and other synergies with the iclaprim asset.  As such, the Group evaluated the iclaprim indefinite lived intangible asset for impairment and, based on its assessment, recorded a non-cash impairment charge equal to the net book value of the asset as of June 30, 2019.

•                  Motif BioSciences Inc. met with the FDA on September 19, 2019 to discuss a proposed clinical study for the iclaprim product candidate.  The Group continues to believe that a regulatory pathway will be available. However, there remains uncertainty whether the path forward would be economically viable. The minutes of the meeting are expected to be received within 30 days of the meeting.

•                  Motif BioSciences Inc. signed an agreement with Lamellar Biomedical Limited (Lamellar) to conduct a pre-clinical study evaluating iclaprim in combination with Lamellar’s patented LAMELLASOME™ technology for treating Staphylococcus aureus infections in cystic fibrosis.

•                  Motif BioSciences Inc. signed an agreement with Otto-von-Guericke University Magdeburg to conduct a study evaluating iclaprim in a pre-clinical model of the ophthalmic orphan disease toxoplasma chorioretinitis.

•                  Motif BioSciences Inc. announced a pre-clinical study funded by the National Institute of Health (NIH) National Institute of Allergy and Infectious Diseases (NIAID) to evaluate iclaprim against Listeria monocytogenes.

•                  The aforementioned agreements were entered into in connection with the Group’s strategy to evaluate further applications for iclaprim. The studies underlying each agreement are intended to demonstrate proof-of-concept and may warrant further study and collaboration. These agreements are for early stage development and do not have a material financial impact to the Group.

•                  Presented iclaprim clinical data at the 28th European Congress of Clinical Microbiology and Infectious Diseases (ECCMID 2019) and the American Society for Microbiology (ASM) Microbe 2019.

•                  Appointed Bruce Williams as Interim Chairman of the Board of Directors following the resignation of Non-executive Chairman Richard C. E. Morgan, and appointed Andrew Powell, J.D. as Non-executive Director.

Financial Highlights

•                  Net loss for the six months ended June 30, 2019 and for the six months ended June 30, 2018 was US $6.2 million and US $7.8 million, respectively. Included within the net loss for the six months ended June 30, 2019 was an indefinite lived intangible asset non-cash impairment charge in the amount of $6.2 million and a non-cash gain from revaluation of derivative liabilities of $5.6 million, both of which were non-cash items.

•                  General and administrative expenses decreased by US $1.0 million to US $3.1 million in the six months ended June 30, 2019 from US $4.1 million in the six months ended June 30, 2018. This decrease was primarily attributable to a US $0.8 million reduction in legal, investor relations, and other professional services, a US $0.1 million reduction in total employee compensation, and a US $0.1 million reduction in other general expenses.

•                  Research and development expenses decreased by US $5.2 million to US $1.7 million in the six months ended June 30, 2019 from US $6.9 million in the six months ended June 30, 2018. This decrease was primarily attributable to a US $3.4 million reduction in costs relating to chemistry manufacturing and control requirements, a US $1.7 million reduction in costs relating to regulatory, clinical operating activities and other non-clinical development activities, and a US $0.1 million reduction in total R&D employee compensation.

•                  At June 30, 2019 and December 31, 2018, cash and cash equivalents amounted to US $1.8 million and US $12.3 million, respectively. As of September 30, Motif BioSciences Inc. had cash and cash equivalents of US $0.03 million and Motif Bio plc had cash and cash equivalents of US $0.37 million.

•                  The loan agreement dated November 15, 2017 with Hercules Capital, Inc. was amended on February 17, 2019 and, subsequently on March 22, 2019, such that Motif Bio made an early repayment of US $7.5 million and received an interest-only period on the remaining loan balance for the period from March 2019 to June 2019 and the waiver of any prepayment charges for the remaining term of the loan. At June 30, 2019, the outstanding principal on the amended loan agreement was US $7.1 million. The outstanding principal balance of the amended loan as of September 30, is US $6.9 million.

•                  A financing was completed on March 25, 2019, that raised US $3.3 million of net proceeds, after deducting US $0.3 million of issuance costs, for a placement of 45,000,000 new ordinary shares in Motif Bio at 6 pence per share.

•                  Two subsequent amendments to the agreement with Hercules. were entered into, such that Hercules agreed to waive amortization payments for the months of August and September 2019 and we have reached agreement in principle to make non-cash payment in kind for the October 1st loan payment as described above.

•                  We received a deficiency notice from Nasdaq on July 19, 2019, indicating non-compliance with Nasdaq Marketplace Rule 5550(b)(2), requiring Motif Bio to have a minimum Market Value of Listed Securities (MVLS) of $35 million. On July 26, 2019, we received a deficiency notice regarding Nasdaq Marketplace Rule 5550(a)(2), requiring Motif Bio’s American Depositary Shares (ADSs) to have a minimum bid price of $1.00. We are currently addressing both notices and, per Nasdaq regulations, have 180 calendar days from the date of notice to regain compliance with the exchange’s continued listing standards. In order to reduce costs, we expect to de-list from the NASDAQ Capital Market in due course.

•                  In connection with our cost containment efforts and the likelihood of Motif Bio delisting from the Nasdaq Capital Market, the Group has dismissed PricewaterhouseCoopers LLP (United States) effective September 27, 2019. There has been no change in status with respect to PricewaterhouseCoopers LLP (United Kingdom).

For further information, please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt (NOMAD & JOINT BROKER)	+44 (0)20 7418 8900
Christopher Golden/Oliver Jackson

SP Angel Corporate Finance LLP (JOINT BROKER)	+44 (0)20 3470 0470
David Hignell/Vadim Alexandre

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) Motif Bio’s ability to obtain shareholder approval in connection with the Proposed Restructuring, (ii) Motif Bio’s ability to execute the Proposed Capital Raise and Proposed Restructuring (iii) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (iv) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (v) Motif Bio’s ability to successfully commercialise its product candidates, (vi) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (vii) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (viii) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (ix) the potential clinical utility and benefits of Motif Bio’s product candidates, (x) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (xi) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (xii) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xiii) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Additionally, there can be no assurance that Motif Bio will regain compliance with Nasdaq rules or maintain its ADS listing on Nasdaq. Motif Bio undertakes no obligation to update or revise any forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We have been a biopharmaceutical company focused on the development and commercialization of novel therapies against serious and potentially life-threatening infections and other diseases. Our strategy has been to expand our portfolio through acquisition and in-licensing, while taking measures to reduce our overall cost structure. The receipt in February of the Complete Response Letter for iclaprim presented a major hurdle to our wholly-owned subsidiary, Motif BioSciences Inc. After working collaboratively with FDA to develop the path forward and based on guidance received during the FDA meeting on 19 September, we believe that a single well-designed adequate and well-controlled Phase III clinical trial demonstrating safety and efficacy of iclaprim in patients with hospital-acquired bacterial pneumonia (HABP), including ventilator-associated bacterial pneumonia (VABP), along with data on potential mechanisms of hepatic injury would enable submission of a New Drug Application for approval by FDA. Iclaprim has been shown to concentrate in lung tissue (alveolar macrophages and epithelial lining fluid) following intravenous administration and a Phase II trial in patients with HABP/VABP has been completed, demonstrating proof of concept. It would take several years to enroll and complete a HABP/VABP Phase III trial and the cost is expected to be tens of millions of dollars. We believe that the most efficient way to generate future value from iclaprim is for a partner or other entity with a lower cost of capital to complete the HABP/VABP Phase III trial and commercialize the asset globally.  As a result, we are proposing a corporate restructuring, loan amendment and capital raise as described below and believe that this is the best path forward for shareholders of Motif Bio.

Motif Bio continues to conserve its existing cash resources and is implementing immediate additional initiatives to curtail further expense given limited availability of funds.  Motif Bio has reached agreement in principle with Hercules Capital, Inc. (Hercules) to extend the interest only period through October 2019 and allow non-cash payment-in-kind, or PIK, of the interest payment due on October 1st.  In connection with this agreement, Motif Bio will provide Hercules with a warrant option to purchase ordinary shares equivalent to 5% of Motif Bio’s share capital at an exercise price of 5 pence (subject to adjustment).

With the accommodation from Hercules and other cash conservation initiatives, we believe that the Group has sufficient cash to continue operations as of September 30, 2019.  However, we will be required to seek additional capital funding in the immediate future and will provide further updates in due course.

Outlook:

Proposed Corporate Restructuring and Loan Amendment (subject to shareholder approval)

The Group’s ownership of the iclaprim-related assets and all other operations have been through its ownership of the wholly-owned US subsidiary, Motif Biosciences Inc.  The Hercules loan as senior secured lender is to Motif BioSciences Inc., guaranteed by Motif Bio plc (with the pledge of its ownership of Motif BioSciences Inc.).  Motif Bio plc is proposing a corporate restructure (‘Proposed Restructuring’) that we believe will allow the shareholders of Motif Bio plc to benefit from the monetization of the iclaprim asset (above the amounts owed to Hercules and other obligations of Motif Biosciences, Inc.), while being relieved of the liability and guarantee for the Hercules loan.

Subject to a shareholder vote and a capital raise (‘Proposed Capital Raise’), Motif Bio has reached agreement in principle with Hercules that includes the following elements:

•                  Hercules will relinquish the loan guarantee from Motif Bio and relieve it of any future obligations to Hercules;

•                  Motif BioSciences Inc. is expected to immediately wind down operations and hire an advisor to facilitate the sale of its iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialize iclaprim;

•                  Hercules will be granted a perfected security interest in all of the intellectual property of Motif BioSciences Inc.; and

•                  Hercules will receive a warrant for an additional 20% of Motif Bio’s post capital raise outstanding ordinary shares at an exercise price of 5 pence (subject to adjustment).  With this warrant position, Hercules will benefit from the future success of Motif Bio and potential upside in a successful monetization of iclaprim.

Upon completion of the Proposed Restructuring, it is expected that the Group will become an AIM Rule 15 cash shell and will have 6 months to find a suitable target to reverse into it or face cancellation from AIM.

If this Proposed Restructuring and Proposed Capital Raise is approved by shareholders and completes in accordance their terms, then Motif Bio will be able to move forward as a debt-free, publicly-listed company seeking M&A opportunities. Shareholders today of Motif Bio:

•                  would be invested in a company relieved of the liability and guarantee for the Hercules loan of approximately $6.9 million;

•                  would have the benefit of any potential upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.; and

•                  would have the benefit of any future upside potential from assets or a company acquired by Motif Bio.

If Motif Bio is not able to complete the Proposed Capital Raise and this transaction is not approved by shareholders, the Group will no longer be able to continue operations and it would be expected that trading in the Group’s shares would be immediately suspended.

The Proposed Restructuring would mean that the existing obligations under the loan facility are better aligned with our strategy, namely to bring one or more assets into Motif Bio without the burden of the debt obligations to Hercules, and for Motif Bio to be able to benefit from any upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.

The Proposed Restructuring constitutes a fundamental disposal under Rule 15 of the AIM Rules and is subject to shareholder approval.  In order to effect the Proposed Restructuring, Motif Bio will need to raise sufficient capital through the Proposed Capital Raise, which would be managed by Motif Bio’s joint broker SP Angel.  An announcement will be made in due course providing further details on the Proposed Capital Raise and, if successful, a circular shall be posted to shareholders setting out full details of the Proposed Restructuring and Proposed Capital Raise.

If the Proposed Capital Raise is successful, it is expected that SP Angel, Motif Bio’s joint broker, shall become nominated adviser (Nomad) effective upon the close of business on 2 October 2019.  Peel Hunt LLP, Motif Bio’s current Nomad, has given notice of its resignation as Nomad, to be effective as at the close of business on 2 October 2019, unless extended.

Shareholders should be aware that there is no certainty that Motif Bio will be able to raise sufficient funding through the Proposed Capital Raise and that without such funding the Proposed Restructuring will not be put to shareholders at a general meeting for approval. If Motif Bio is unable to secure funding through the Proposed Capital Raise or otherwise, then it is expected that Motif Bio will no longer be able to continue operations and it is expected that trading in the Group’s shares would be immediately suspended.

Shareholders should further note that upon completion of the Proposed Capital Raise and the Proposed Restructuring there is no certainty as to the quantum or timing of any monies due to Motif Bio from the realization of Motif BioSciences Inc.’s assets, including iclaprim and it is possible that no benefit from the realization of same will ever be received by Motif Bio or its shareholders.

It is Motif Bio’s expectation to delist from the Nasdaq Capital Market in due course. Additional information will be provided in due course.

In connection with our cost containment efforts and the likelihood of Motif Bio delisting from the Nasdaq Capital Market, the Group dismissed PricewaterhouseCoopers LLP (United States) effective September 27, 2019. There has been no change in status with respect to PricewaterhouseCoopers LLP (United Kingdom).

Iclaprim Interim Impairment Assessment

The iclaprim product candidate is designed to treat infections caused by multi-drug resistant bacteria. Iclaprim, is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with most other antibiotics.  Iclaprim is a targeted Gram-positive antibiotic that is rapidly bactericidal and highly potent against MRSA and other Gram-positive bacteria in vitro.  “Gram-positive” or “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacterial cell wall structure. Each type of bacteria may be associated with different diseases.

We performed an interim impairment test over the iclaprim indefinite lived asset as of June 30, 2019. The assessment was based on a discounted cash flow model taking into account the conditions that existed as of June 30, 2019, including the uncertainty around the timing and results of the Type B meeting with the FDA and our ability to find a suitable strategic partner to support the additional clinical advancement. As a result of the interim impairment assessment, a non-cash impairment charge equal to the full net carrying value, or US $6.2 million, was recorded as of June 30, 2019. We are subject to all of the risks applicable to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business.

Results of Operations:

Comparison of the six months ended June 30, 2019 and June 30, 2018

General and Administrative Expenses

General and administrative expenses decreased by US $1.0 million to US $3.1 million in the six months ended June 30, 2019 from US $4.1 million in the six months ended June 30, 2018. This decrease was primarily attributable to a US $0.8 million reduction in legal, investor relations, and other professional services, a US $0.1 million reduction in total employee compensation, and a US $0.1 million reduction in other general expenses.

Research and Development Expenses

Research and development expenses decreased by US $5.2 million to US $1.7 million in the six months ended June 30, 2019 from US $6.9 million in the six months ended June 30, 2018. This decrease was primarily attributable to a US $3.4 million reduction in costs relating to chemistry manufacturing and control requirements, a US $1.7 million reduction in costs relating to regulatory, clinical operating activities and other non-clinical development activities, and a US $0.1 million reduction in total R&D employee compensation.

Loss on Impairment

An interim impairment test over the iclaprim indefinite lived asset was performed as of June 30, 2019. The assessment was based on a discounted cash flow model taking into account the conditions that existed as of June 30, 2019, including the uncertainty around the timing and results of the Type B meeting with the FDA and the timing of a strategic partner to support the additional clinical advancement. As a result of the interim impairment assessment, a non-cash impairment charge equal to the full net carrying value, or US $6.2 million, was recorded as of June 30, 2019.

Interest Income and Interest expense

Interest income was US $0.04 million for the six months ended June 30, 2019, compared to US $0.009 million for the six months ended June 30, 2018. Interest income is earned based on interest rate and cash holdings during the period. Interest expense was US $0.8 million for the six months ended June 30, 2019 and US $1.1 million for the six months ended June 30, 2018, due to interest on our loan with Hercules Capital Inc. drawn in November 2017 as well as the amortization of deferred financing costs from the Hercules loan, as amended.

Gain (Loss) from Revaluation of Derivative Liabilities

In November 2016, we issued warrants that are classified as a liability due to potential variability in the number of shares that may be issued upon exercise if we fail to maintain an effective registration statement. We issued additional warrants in 2017 that are also classified as a derivative liability. These derivative liabilities are carried at fair value and are remeasured each reporting period using the Black-Scholes option pricing model. Our stock price has a significant impact on the value of the liability and, in general, a decrease in our stock price will decrease our derivative liability balance and decrease the loss from revaluation of our derivative liabilities, or cause us to recognize a gain from revaluation of our derivative liabilities. The gain for the six months ended June 30, 2019 was US $5.6 million, compared to a gain of US $4.4 million for the six months ended June 30, 2018.

Net Foreign Exchange Gain (Loss)

The net foreign exchange gains for the six months ended June 30, 2019 was US $0.04 million, compared to a loss of US $0.08 million in the six months ended June 30, 2018. In both periods the gain and loss recognized relates to the re-measurement of our liability classified ordinary share warrants (Note 9), Sterling denominated cash deposits to US dollars at the closing US dollar to Sterling exchange rate as well as the gains and losses resulting from the settlement of transactions denominated in foreign currency.

Liquidity and Capital Resources

At June 30, 2019 and December 31, 2018, we had cash and cash equivalents of approximately US $1.8 million and US $12.3 million, respectively. We anticipate that we will continue to generate losses for the foreseeable future. We are subject to all of the risks applicable to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business.

Our operations have been financed primarily by net proceeds from the issuance of American Depositary Shares (“ADSs”) on the NASDAQ Capital Market, the issuance of ordinary shares on the AIM market of the London Stock Exchange, the net proceeds of our Hercules Loan Agreement entered into in November 2017 and the issuance of convertible promissory notes to related parties.

Cash used to fund operating expenses is affected by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

We expect to continue to incur losses and need to raise additional capital in the immediate future. Such funding may not be available to us on acceptable terms, or at all.

On July 19, 2019, we received a deficiency notice from Nasdaq indicating non-compliance with Nasdaq Marketplace Rule 5550(b)(2), requiring Motif Bio to have a minimum Market Value of Listed Securities (MVLS) of $35 million. On July 26, 2019, we received a deficiency notice regarding Nasdaq Marketplace Rule 5550(a)(2), requiring Motif Bio’s American Depositary Shares (ADSs) to have a minimum bid price of $1.00. In order to reduce costs, we expect to de-list from the NASDAQ market in due course.

The Hercules Loan Agreement, as amended, subjects our subsidiary to various affirmative and restrictive covenants, including, but not limited to, financial reporting obligations, and certain limitations on indebtedness, liens (including a negative pledge on intellectual property), investments, distributions (including dividends), collateral, transfers, mergers or acquisitions, taxes, corporate changes, and deposit accounts. In addition, we are subject to certain restrictive covenants in connection with our grant of a guarantee of the obligations of our subsidiary and the pledge of our equity in our subsidiary. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. We may be required to repay the entire amount of outstanding indebtedness under the term loan in cash if we fail to stay in compliance with our covenants or suffer some other event of default under the Hercules Loan Agreement, as amended (Note 8).  Hercules could also exercise its rights as collateral agent to take possession and dispose of the collateral securing the term loan for its benefit, which collateral includes all of our property, including the Group’s cash funds, other than our intellectual property. Our business, financial condition and results of operations could be substantially harmed as a result of any of these events.

Cash Flows

	Six months ended
(in thousands)	June 30, 2019	June 30, 2018
	US$	US$
Net cash (used in) / provided by:
Operating activities	(5,460)	(14,872)
Financing activities	(4,950)	12,048
Effect of exchange rate changes on cash and cash equivalents	(31)	(22)
	(10,441)	(2,846)

Operating Activities

Net cash used in operating activities was US $5.5 million in the six months ended June 30, 2019, which reflects an operating loss of US $4.8 million, excluding a US $6.2 million non-cash loss recorded related to the impairment of the iclaprim indefinite live intangible asset, a US $0.7 million reduction in current liabilities, and a US $0.4 million increase in prepaid expenses and other current assets. The net operating loss is primarily comprised of regulatory and operating activities, including activities supporting interactions with the FDA regarding concerns raised in its CRL received in February 2019 for our iclaprim product candidate.

Net cash used in operating activities was US $14.9 million for the six months ended June 30, 2018, which reflects and operating loss of US $11.0 million, primarily from regulatory and clinical operating activities, including activities supporting our NDA submission for iclaprim, and a US $4.1 million reduction in current liabilities.

Financing Activities

Net cash used in financing activities amounts to US $5.0 million for the six month ended June 30, 2019.  This includes net proceeds of US $3.3 million from the March 25, 2019 placement of 45,000,000 new ordinary shares at £0.06 per share and US $0.2 million of proceeds from warrant exercises.  These proceeds were offset by US $7.9 million and US $0.6 million of principal and cash interest paid under our Hercules Loan Agreement, respectively.

Net cash provided by financing activities amounted to US $12.1 million in the six months ended June 30, 2018, primarily due to net proceeds of US $12.7 million from the May 17, 2018 placement of 32,258,064 new ordinary shares at 31 pence per share and US $0.1 million of proceeds from warrant and option exercises.  These proceeds were partially offset by US $0.8 million in cash interest paid under our Hercules Loan Agreement.

Financial Statements:

Motif Bio plc

Unaudited interim condensed consolidated statements of comprehensive loss

For the six months June 30, 2019 and 2018

(in thousands, except share and per share data)

		For the six months ended
		June 30,
	Note	2019	2018
		US $	US $
Operations

General and administrative expenses	2	(3,084)	(4,138)
Research and development expenses	2	(1,732)	(6,877)
Loss on impairment	6	(6,196)	—

Operating loss		(11,012)	(11,015)

Interest income	3	42	9
Interest expense	3	(820)	(1,055)
Gain from revaluation of derivative liabilities	9	5,597	4,360
Net foreign exchange gain (loss)		37	(67)

Loss before income taxes		(6,156)	(7,768)
Income tax expense	4	—	(9)

Net loss for the period		(6,156)	(7,777)

Total comprehensive loss for the period		(6,156)	(7,777)

Net loss per share	5
Basic		(0.02)	(0.03)
Diluted		(0.02)	(0.04)
Weighted average number of ordinary shares
Basic		321,751,131	272,199,780
Diluted		321,751,131	277,586,288

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of financial position

At June 30, 2019 and December 31, 2018

(in thousands)

	Note	At June 30, 2019	At December 31, 2018
		US $	US $
ASSETS
Non-current assets
Intangible assets	6	—	6,196
Other non-current assets		17	18
Total non-current assets		17	6,214

Current assets
Prepaid expenses and other current assets		596	231
Cash		1,838	12,279
Total current assets		2,434	12,510

Total assets		2,451	18,724

LIABILITIES
Non-current liabilities
Term loan, net of deferred financing costs	8	4,065	10,131
Other non-current liabilities	8	269	196
Total non-current liabilities		4,334	10,327

Current liabilities
Trade and other payables	7	6,508	7,207
Term Loan, current portion	8	2,674	4,327
Derivative Liability	9	57	5,789
Total current liabilities		9,239	17,323

Total liabilities		13,573	27,650

Net liabilities		(11,122)	(8,926)

EQUITY
Share capital	10	4,633	4,032
Share premium	10	96,454	93,456
Group reorganization reserve	10	9,938	9,938
Accumulated deficit	10	(122,147)	(116,352)

Total equity		(11,122)	(8,926)

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2019 and 2018

(in thousands)

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at December 31, 2017		3,589	80,873	9,938	(103,308)	(8,908)

Loss for the period		—	—	—	(7,777)	(7,777)
Total comprehensive loss for the period		—	—	—	(7,777)	(7,777)
Issue of share capital	10	433	12,989	—	—	13,422
Cost of issuance	10	—	(749)	—	—	(749)
Exercise of share options and warrants	9,11	10	343	—	—	353
Share-based payments	11	—	—	—	306	306

Balance at June 30, 2018		4,032	93,456	9,938	(110,779)	(3,353)

Loss for the period		—	—	—	(6,208)	(6,208)
Total comprehensive loss for the period		—	—	—	(6,208)	(6,208)
Share-based payments		—	—	—	635	635

Balance at December 31, 2018		4,032	93,456	9,938	(116,352)	(8,926)

Loss for the period		—	—	—	(6,156)	(6,156)
Total comprehensive loss for the period		—	—	—	(6,156)	(6,156)
Issue of share capital	10	594	2,971	—	—	3,565
Cost of issuance	10	—	(268)	—	—	(268)
Exercise of share options and warrants	9,11	7	295	—	—	302
Share-based payments	11	—	—	—	361	361

Balance at June 30, 2019		4,633	96,454	9,938	(122,147)	(11,122)

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of cash flows

For the six months June 30, 2019 and 2018

(in thousands)

		Six months ended
		June 30,
	Note	2019	2018
		US $	US $
Operating activities
Operating loss for the period		(11,012)	(11,015)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments	11	361	306
Interest income	3	39	9
Loss on impairment	6	6,196	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets		(367)	(45)
Trade and other payables	7	(677)	(4,127)

Net cash used in operating activities		(5,460)	(14,872)

Financing activities
Proceeds from issue of share capital	10	3,565	13,422
Costs of issuance of share capital	10	(268)	(749)
Proceeds from exercise of warrants and options	10,11	244	145
Principal payments under term loan	8	(7,901)	—
Interest paid	8	(590)	(770)

Net cash provided by financing activities		(4,950)	12,048

Net change in cash		(10,410)	(2,824)
Cash beginning of the period		12,279	22,651
Effect of foreign exchange rate changes		(31)	(22)

Cash, end of the period		1,838	19,805

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

1.              General information and basis of preparation

These unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 together with the notes thereto (the “Unaudited Interim Condensed Consolidated Financial Statements”) of Motif Bio plc (and together with its subsidiary, Motif BioSciences Inc., the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. As permitted by International Accounting Standard 34 — “Interim financial reporting” (“IAS 34”), the Unaudited Interim Condensed Consolidated Financial Statements do not include all disclosures required for a full presentation and do not constitute statutory financial statements. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s Annual Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016, which have been prepared in accordance with IFRS as issued by IASB and in conformity with IFRS as adopted by the European Union.

The Interim Condensed Consolidated Financial Statements are unaudited and have not been reviewed by auditors. In the opinion of the Board of Directors, the Interim Condensed Consolidated Financial Statements present fairly the financial position, and results from operations and cash flows for the period.  The Board of Directors approved the issuance of the financial statements on September 30, 2019. Comparative numbers for the six months ended June 30, 2018 are also unaudited.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Reference should be made to the section “Critical Accounting Policies and Significant Judgments and Estimates” in the Annual Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016 for a detailed description of the accounting policies and more significant estimates and judgments used by the Group.  The accounting policies adopted in the preparation of these financial statements are consistent with those presented in the Group’s 2018 Annual Consolidated Financial Statements.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Unaudited Interim Condensed Consolidated Financial Statements are presented in United States Dollars (US $), which is Motif Bio plc’s functional and presentation currency. However, during the reporting period Motif Bio had foreign currency exposure. Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognized in profit or loss.

Outlook

The Group believes that the most efficient way to generate future value from iclaprim is for a partner or other entity with a lower cost of capital to complete the HABP/VABP Phase III trial and commercialize the asset globally.  As a result, the Group is proposing a corporate restructuring, loan amendment and capital raise as described below and believe that this is the best path forward for shareholders of Motif Bio.

Motif Bio continues to conserve its existing cash resources and is implementing immediate additional initiatives to curtail further expense given limited availability of funds.  Motif Bio has reached agreement in principle with Hercules Capital, Inc. (Hercules) to extend the interest only period through October 2019 and allow non-cash payment-in-kind, or PIK, of the interest payment due on October 1st.  In connection with this agreement, Motif Bio will provide Hercules with a warrant option to subscribe for ordinary shares equivalent to 5% of Motif Bio’s share capital at an exercise price of 5 pence (subject to adjustment).

With the accommodation from Hercules and other cash conservation initiatives, the Group believes that it has sufficient cash to continue operations as of September 30, 2019.  However, it will be required to seek additional capital funding in the immediate future and will provide further updates in due course.

Proposed Corporate Restructuring and Loan Amendment (subject to shareholder approval)

The Group’s ownership of the iclaprim-related assets and all other operations have been through its ownership of the wholly-owned US subsidiary, Motif Biosciences Inc.  The Hercules loan as senior secured lender is to Motif BioSciences Inc., guaranteed by Motif Bio plc (with the pledge of its ownership of Motif BioSciences Inc.).  Motif Bio plc is proposing a corporate restructure (‘Proposed Restructuring’) that we believe will allow the shareholders of Motif Bio plc to receive the benefit of a monetization of the iclaprim asset (above the amounts owed to Hercules and other obligations of Motif Biosciences, Inc.), while being relieved of the liability and guarantee for the Hercules loan.

Subject to a shareholder vote and a capital raise (‘Proposed Capital Raise’), Motif Bio has reached agreement in principle with Hercules that includes the following elements:

•                  Hercules will relinquish the loan guarantee from Motif Bio and relieve it of any future obligations to Hercules;

•                  Motif BioSciences Inc. is expected to immediately wind down operations and hire an advisor to facilitate the sale of its iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialize iclaprim;

•                  Hercules will be granted a perfected security interest in all of the intellectual property of Motif BioSciences Inc.; and

•                  Hercules will receive a warrant for an additional 20% of Motif Bio’s post capital raise outstanding ordinary shares at an exercise price of 5 pence (subject to adjustment).  With this warrant position, Hercules will benefit from the future success of Motif Bio and potential upside in a successful monetization of iclaprim.

Upon completion of the Proposed Restructuring, it is expected that the Group will become an AIM Rule 15 cash shell and will have 6 months to find a suitable target to reverse into it or face cancellation from AIM.

If this Proposed Restructuring and Proposed Capital Raise is approved by shareholders and completes in accordance their terms, then Motif Bio will be able to move forward as a debt-free, publicly-listed company seeking M&A opportunities. Shareholders today of Motif Bio:

•                  would be invested in a company relieved of the liability and guarantee for the Hercules loan of approximately $6.9 million;

•                  would have the benefit of any potential upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.; and

•                  would have the benefit of any future upside potential from assets or a company acquired by Motif Bio.

If Motif Bio is not able to complete the Proposed Capital Raise and this transaction is not approved by shareholders, the Group will no longer be able to continue operations and it would be expected that trading in the Group’s shares would be immediately suspended.

The Proposed Restructuring would mean that the existing obligations under the loan facility are better aligned with our strategy, namely to bring one or more assets into Motif Bio without the burden of the debt obligations to Hercules, and for Motif Bio to be able to benefit from any upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.

The Proposed Restructuring constitutes a fundamental disposal under Rule 15 of the AIM Rules and is subject to shareholder approval.  In order to effect the Proposed Restructuring, Motif Bio will need to raise sufficient capital through the Proposed Capital Raise, which would be managed by Motif Bio’s joint broker SP Angel.  An announcement will be made in due course providing further details on the Proposed Capital Raise and, if successful, a circular shall be posted to shareholders setting out full details of the Proposed Restructuring and Proposed Capital Raise.

If the Proposed Capital Raise is successful, it is expected that SP Angel, Motif Bio’s joint broker, shall become nominated adviser (Nomad) effective upon the close of business on 2 October 2019.  Peel Hunt LLP, Motif Bio’s current Nomad, has given notice of its resignation as Nomad, to be effective as at the close of business on 2 October 2019, unless extended.

Shareholders should be aware that there is no certainty that Motif Bio will be able to raise sufficient funding through the Proposed Capital Raise and that without such funding the Proposed Restructuring will not be put to shareholders at a general meeting for approval. If Motif Bio is unable to secure funding through the Proposed Capital Raise or otherwise, then it is expected that Motif Bio will no longer be able to continue operations and it is expected that trading in the Company’s shares would be immediately suspended.

Shareholders should further note that upon completion of the Proposed Capital Raise and the Proposed Restructuring there is no certainty as to the quantum or timing of any monies due to Motif Bio from the realization of Motif BioSciences Inc.’s assets, including iclaprim and it is possible that no benefit from the realization of same will ever be received by Motif Bio or its shareholders.

It is Motif Bio’s expectation to delist from the Nasdaq Capital Market in due course. Additional information will be provided in due course.

In connection with our cost containment efforts and the likelihood of Motif Bio delisting from the Nasdaq Capital Market, the Group dismissed PricewaterhouseCoopers LLP (United States) effective September 27, 2019. There has been no change in status with respect to PricewaterhouseCoopers LLP (United Kingdom).

Going Concern

As of June 30, 2019, the Group had $1.8 million in cash, of which $0.8 million was held by the parent organization Motif Bio plc (or the Company). Net cash used in operating activities was $5.5 million for the six months ended June 30, 2019. Operating and net loss for the six months ended June 30, 2019 was $11.0 million and $6.2 million, respectively. The Group expects to incur losses for the foreseeable future.

In February 2019, the Group received a Complete Response Letter from the U.S. Food & Drug Administration notifying Motif that the New Drug Application for iclaprim could not be approved as submitted. The FDA confirmed in its minutes of that Type A meeting held with the FDA on May 3, 2019 that additional studies are required to provide the data necessary to address liver toxicity concerns.  On July 12, 2019, the Group requested Type B meeting to discuss potential study designs and alternatives to address the FDA concerns noted in the minute.  The Type B meeting with the FDA was held on September 19, 2019.  Minutes of such meeting are expected within approximately 30 days.

After receiving the CRL from the FDA, Motif BioSciences Inc. entered into discussions with, and amended its loan agreement with, Hercules.  Motif BioSciences Inc. agreed to make early repayments amounting to $7.5 million and receive an extended interest-only payment period through to June 2019, as further described in Note 8. As of June 30, 2019, the Group had $7.1 million of principal outstanding on the loan agreement.  Furthermore, in March 2019, the Group successfully raised $3.3 million in net proceeds from an equity offering.

The Group will require additional capital in the immediate future through the Proposed Capital Raise. To the extent that the Group raises additional funds by issuing equity securities, its existing stockholders may experience significant dilution. If Motif Bio is unable to secure funding through the Proposed Capital Raise or otherwise, then it is expected that Motif Bio will no longer be able to continue operations and it is expected that trading in the Company’s shares would be immediately suspended and Motif Bio would wind-down.

As a result, these financial statements have been prepared under the assumption that the Group will continue as a going concern.  However, due to the Group’s recurring operating losses, significant outstanding obligations and the Proposed Restructuring, the Directors have concluded there is significant doubt on the Group’s ability to continue as a going concern for at least one year from the date of issuance of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

Other Significant Events Subsequent to June 30, 2019

In July 2019, the Group received and is currently addressing deficiency notices from Nasdaq indicating non-compliance with Nasdaq Marketplace Rules 5550(a)(2) and 5550(b)(2), requiring the Group’s American Depositary Shares (ADSs) to have a minimum bid price of $1.00 and the Company to have a minimum Market Value of Listed Securities (MVLS) of $35 million, respectively.

In July 2019, the Hercules Loan Agreement was further amended to provide the Group with an interest-only period for the month of August 2019.  The agreement was also amended in August 2019 to provide the Group with an interest-only period for the month of September 2019. The amendments did not impact the Group’s interim financial results as of and for the six-month period ended June 30, 2019.

Segment Information

The chief operating decision-maker is considered to be the Board of Directors of the Group.  The chief operating decision-maker allocates resources and assesses performance of the business and other activities at the operating segment level.  In addition, they review the IFRS consolidated financial statements. The chief operating decision-maker has determined that the Group currently has one operating segment - the development and commercialization of pharmaceutical formulations.

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. The Group’s derivative liability is measured at fair value using Level 1 and 2 inputs. See discussion in Note 9 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2018 to June 30, 2019. The Group determined that the book value of the Hercules Loan Agreement (Note 8) approximates its fair value as of June 30, 2019 due to the interest being tied to the U.S. Prime Rate. There were no transfers between fair value levels during the six months ended June 30, 2019 or 2018.

2.              Breakdown of expenses by nature

	Six months ended
	June 30, 2019	June 30, 2018
(in thousands)	US $	US $
General and administrative
Employee compensation, benefits and share-based payments	1,389	1,522
Director, legal and professional	802	1,346
Investor and public relations advisory fees	421	641
Other expenses	472	629
	3,084	4,138

Research and development	1,732	6,877

Loss on impairment (Note 6)	6,196	—

3.              Finance income and costs

	Six months ended
	June 30, 2019	June 30, 2018
(in thousands)	US $	US $
Finance income
Interest from financial assets	42	9
	42	9
Finance costs
Interest expense	(564)	(771)
Accretion of end of term payment	(74)	(86)
Amortization of deferred financing costs	(182)	(198)
	(820)	(1,055)
Net finance costs	(778)	(1,046)

4.           Income tax expense

The Group has recorded a loss for the six months ended June 30, 2019 and for all periods presented. The Group does not expect to have a material tax obligation.

5.           Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.  Diluted EPS is computed by dividing net income (loss) by the weighted average of all potentially diluted share of common stock that were outstanding during the periods presented.

The treasury stock method is used in the calculation of diluted EPS for potentially dilutive liability classified options and warrants, which assumes that any proceeds received from the exercise of in-the-money options and warrants, would be used to purchase common shares at the average market prices for the period. The Group’s average stock price during the six-month period ending June 30, 2019 did not exceed the exercise price of applicable warrants and options and, as a result, did not have a dilutive impact.

	Six months ended
(in thousands, except share and per share data)	June 30, 2019 US $	June 30, 2018 US $
Basic

Net loss	(6,156)	(7,777)

Basic weighted average shares in issue	321,751,131	272,199,780
Basic loss per share	(0.02)	(0.03)

Diluted
Net loss	(6,156)	(7,777)
Effect of dilutive securities: liability-classified warrants	—	(4,360)
Diluted net loss	(6,156)	(12,137)

Weighted average shares in issue - basic	321,751,131	272,199,780
Incremental dilutive shares from liability-classified warrants (treasury stock method)	—	5,386,508
Weighted average shares in issue - diluted	321,751,131	277,586,288
Diluted loss per share	(0.02)	(0.04)

The following potentially dilutive securities outstanding at June 30, 2019 and 2018 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	Six months ended
	2019	2018
Warrants	10,767,520	11,409,904
Share options	18,109,081	19,189,798
	28,876,601	30,599,703

6.              Intangible Assets

(in thousands)	US $
Balance at December 31, 2018	6,196
Accumulated amortization and impairment	—
Net book amount at June 30, 2019	6,196
Additions	—
Impairment charge	(6,196)
Balance at June 30, 2019	—

The Group performs an impairment test over the indefinite lived asset on an annual basis or when a triggering event has occurred. As the result of receipt of a Complete Response Letter from U.S. Food & Drug Administration (“FDA”) and the Type A meeting, including minutes thereof, held with the FDA on May 3, 2019, the Group concluded a triggering event occurred and as a result conducted an interim impairment test for iclaprim as of June 30, 2019. In performing the test, the Group developed a discounted cash flow model, which utilized assumptions including, but not limited to, probability of success, market size and related growth assumptions, market share and related growth assumptions, expected period of treatment, pricing, patent life, operating costs, and a discount rate reflective of market conditions and Group specific risk. Our approach to assigning values to each of our assumptions used within the impairment test, are consistent with external sources of data, further adjusted for specific considerations given the uncertainty described below. The aforementioned discounted cash flow model and related assumptions took into account the conditions that existed at June 30, 2019 including the concerns raised by the FDA included in the minutes of the May 3, 2019 meeting, the uncertainty regarding the results of the Type B meeting held on September 19, 2019, which will not be fully known until the minutes to the meeting are available, and whether it will result in a reasonable path forward, as well as the uncertainty surrounding the Groups ability to find a strategic partner on acceptable terms to support the continued clinical advancement for iclaprim.   The assessment also analyzed the impact of changes to the discount rate and probability of success. The sensitivity analysis evaluated favorable and unfavorable changes with a minimum range of 10%. The sensitivity did not have a meaningful impact to the Group’s assessment. The Group estimated that the net present value of the cash flows of the Group’s indefinite lived intangible asset was a nominal amount. As a result of the interim impairment assessment, the Group recorded a non-cash impairment charge equal to the full net carrying value as of June 30, 2019.

7.              Trade and other payables

(in thousands)	At June 30, 2019 US $	At December 31, 2018 US $
Trade payables (1) (2)	5,360	3,169
Accrued expenses – Contract research organization	74	74
Accrued expenses – Other (2)	1,074	3,964
	6,508	7,207

(1)         Trade payables at June 30, 2019 and December 31, 2018 include $2.3 million billed by the Group’s contract research organization.

(2)         Trade payable at June 30, 2019 also include $2.2 million billed by the Group’s supplier of active pharmaceutical ingredient. This amount was previously included in Accrued expenses — Other as of December 31, 2018.

8.              Interest bearing loans and borrowings

	At June 30, 2019	At December 31, 2018
(in thousands)	US $	US $
Term loan, non-current	4,170	10,345
Unamortized deferred financing costs	(105)	(214)
Net non-current	4,065	10,131

Term loan, current portion	2,929	4,655
Unamortized deferred financing costs	(255)	(328)
Net current portion	2,674	4,327

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) for up to $20 million in debt financing with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group up to $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing. The milestones for the second tranche of $5.0 million were not achieved.

The terms include an initial interest-only period of 15 months; a 30-month capital and interest repayment period thereafter; an interest rate tied to a margin above the US prime rate, currently 11% as of June 30, 2019, and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. The Group is subject to customary covenants, including a restriction on the amount of the Group’s cash resources that can be held outside the United States to $0.75 million. Under the credit agreement, the Group issued Hercules warrants to purchase up to 73,452 of its ADS (each representing 20 ordinary shares) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million. In connection with the Hercules Loan Agreement closing, the Group incurred $0.5 million in fees and issued warrants with a fair value of approximately $0.4 million. Both items are classified as a direct reduction from the Hercules Loan Agreement balance and will be amortized over the life of the Loan using the effective interest rate method. The Group is also subject to an end of term charge equal to 2.15% of the total loan capacity, or $0.43 million.  The end of term charge is payable upon loan maturity or the date that the Group prepays the outstanding loan balance.

The Hercules Loan Agreement was amended effective on February 17, 2019 and, subsequently, on March 22, 2019. Pursuant to the amendments, the Group made early repayments of $7.5 million and received an interest-only period on the remaining loan balance for the period from March 2019 through June 2019 and the waiver of any prepayment charges for the remaining term of the loan. In connection with the amendments to the Hercules Loan Agreement, the Group incurred $0.05 in fees and recorded a $0.06 million modification loss.  The fees were classified as a direct reduction from the Loan balance and will be amortized over the life of the loan.  The modification loss was recorded as interest expense with a corresponding adjustment to the Loan balance.

In July 2019 the Hercules Loan Agreement was further amended to provide the Group with an interest-only period for the month of August 2019.  The agreement was also amended in August 2019 to provide the Group with an interest-only period for the month of September 2019. The amendments did not impact the Group’s interim financial results as of and for the six-month period ended June 30, 2019.

Motif Bio has reached agreement in principle with Hercules Capital, Inc. (Hercules) to extend the interest only period through October 2019 and allow non-cash payment-in-kind, or PIK, of the interest payment due on October 1st.  In connection with this agreement, Motif Bio will provide Hercules with a warrant option to subscribe for ordinary shares equivalent to 5% of Motif Bio’s share capital at an exercise price of 5 pence (subject to adjustment). In connected with the Proposed Capital Raise, Motif Bio has reached agreement in principle with Hercules that includes the following elements:

•                  Hercules will relinquish the loan guarantee from Motif Bio and relieve it of any future obligations to Hercules;

•                  Motif BioSciences Inc. is expected to immediately wind down operations and hire an advisor to facilitate the sale of its iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialize iclaprim;

•                  Hercules will be granted a perfected security interest in all of the intellectual property of Motif BioSciences Inc.; and

•                  Hercules will receive a warrant for an additional 20% of Motif Bio’s post capital raise outstanding ordinary shares at an exercise price of 5 pence (subject to adjustment).  With this warrant position, Hercules will benefit from the future success of Motif Bio and potential upside in a successful monetization of iclaprim.

The Hercules Loan Agreement, as amended, subjects the Group’s subsidiary Motif Biosciences, Inc. to various affirmative and restrictive covenants, including, but not limited to, financial reporting obligations, and certain limitations on indebtedness, liens (including a negative pledge on intellectual property), investments, distributions (including dividends), collateral, transfers, mergers or acquisitions, taxes, corporate changes, and deposit accounts. In addition, the Group is subject to certain restrictive covenants in connection with the grant of a guarantee of the obligations of the subsidiary and the pledge of the its equity in the subsidiary. Compliance with these covenants may limit the Group’s flexibility in operating its business and its ability to take actions that might be advantageous to the Group and its shareholders. The Group may be required to repay the entire amount of outstanding indebtedness under the term loan in cash if it fails to stay in compliance with amended covenants or suffer some other event of default under the Hercules Loan Agreement, as amended.  Hercules could also exercise its rights as collateral agent to take possession and dispose of the collateral securing the term loan for its benefit, which collateral includes all of the Group’s property, including the cash funds held by the subsidiary, other than our intellectual property. The Group’s business, financial condition and results of operations could be substantially harmed as a result of any of these events.

For the six months ended June 30, 2019, the Group recognized total interest expense of $0.8 million, comprised of interest expense of $0.5 million, accretion expense related to the end-of-term payment of $0.1 million and amortization expense related to the deferred financing costs of $0.2 million. The Group believes and represents that it is in compliance with covenant requirements, as amended, as of June 30, 2019 and as of the date that these financial statements are issued.

9.              Warrants

Warrant activity

The Company has issued warrants for services performed and in conjunction with various equity financings. The Company’s warrants have either a Sterling or US Dollar exercise price. The following is a summary of the Company’s warrant activity during the six months ended June 30, 2019:

	Number of Warrants		Weighted Average Exercise Price
	Ordinary shares	ADS (3)	Ordinary shares	ADS
Outstanding as of January 1, 2019	21,915,552	1,336,354	£0.273	$8.08
Granted	—	—	—	—
Forfeited	—	(50,000)	—	$7.26
Exercised	(830,780)	—	£0.228	—
Outstanding as of June 30, 2019	21,084,772	1,286,354	£0.273	$8.11

The Company’s warrants outstanding and exercisable as of June 30, 2019 were as follows:

Type of Warrant Outstanding	Number Outstanding and Exercisable	Exercise Price		Expiration Date
Ordinary shares (1)	724,705	GBP £	0.20	April 2, 2020
Ordinary shares (1)	1,082,384	GBP £	0.50	July 21, 2020
Ordinary shares (2)	10,317,252	GBP £	0.322	November 23, 2021
ADS (2) (3)	1,202,902	US $	8.03	November 23, 2021
Ordinary shares (1)	8,960,431	GBP £	0.20	April 2, 2025
ADS (2) (3)	10,000	US $	7.26	July 31, 2022
ADS (2) (3)	73,452	US $	9.53	November 14, 2022

(1)         Warrants totaling 10,767,520 of ordinary shares are equity classified.

(2)         Warrants totaling 10,317,252 of ordinary shares and 1,286,354 of ADS are liability classified.

(3)         Each ADS represents 20 ordinary shares.

Liability classified warrants

ADS warrants

On November 23, 2016, the Group closed an initial U.S. public offering of 2,438,491 ADSs and 1,219,246 ADS warrants at a price of US $6.98 per ADS/warrant combination. Each ADS represents 20 ordinary shares. The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of $3.8 million using the Black-Scholes model. The Group develops its own assumptions for use in the Black-Scholes option pricing model that have observable inputs and available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered Level 1 and 2 measurements.

On August 1, 2017, the Group issued to a third party a warrant to purchase up to 60,000 ADSs at an exercise price of US $7.26 per ADS. The warrant vested 5,000 ADSs at issuance, with the remaining 55,000 ADSs vesting upon satisfaction of various performance conditions related to the Group’s stock price and trading volumes. A total of 10,000 ADSs were vested and outstanding as of June 30, 2019.  The performance conditions related to remaining 50,000 ADSs were not achieved. The vested warrants may be exercised on a cashless basis and expire on July 31, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of $0.1 million using the Black-Scholes model.

On November 14, 2017, in conjunction with the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 ADSs at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of $0.4 million using the Black-Scholes model.

At June 30, 2019 and December 31, 2018, the liability classified ADS warrants had a fair value of $0.05 million and $3.8 million, respectively, using the following weighted-average assumptions in the Black-Scholes model:

	June 30, 2019	December 31, 2018

Share price (US $)	0.67	6.59
Exercise price (US $)	8.11	8.08
Expected volatility	86%	75%
Number of periods to exercise	2.46	2.98
Risk free rate	1.73%	2.10%
Expected dividends	—	—

Ordinary warrants

On November 23, 2016, the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of 28 pence per share/warrant combination. The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021. In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the warrants, the Group recorded a derivative liability of $1.8 million using the Black-Scholes model.

At June 30, 2019 and December 31, 2018, the liability classified ordinary warrants had a fair value of $0.01 million and $2.0 million using the Black-Scholes model and the following assumptions:

	June 30, 2019	December 31, 2018

Share price (GBP)	0.02	0.31
Exercise price (GBP)	0.322	0.322
Expected volatility	86%	74%
Number of periods to exercise	2.40	2.90
Risk free rate	1.73%	2.46%
Expected dividends	—	—

The following is a summary of the Group’s liability classified warrant activity, including both ADS and Ordinary warrants, during the six months ended June 30, 2019:

(in thousands)	Fair value
Liability classified warrants	US $
Balance at December 31, 2018	5,789
Issued during the period	—
Exercised during the period	(56)
Impact of foreign exchange	(79)
Gain from revaluation of derivative liabilities	(5,597)
Balance at June 30, 2019	57

10.       Share capital

Allotted, called up and fully paid:	Number	US $
(in thousands, except share data)

In issue at December 31, 2018	296,660,243	4,032

Issued:
Ordinary shares of 1p each	830,780	7
Ordinary shares of 1p each	45,000,000	594

In issue at June 30, 2019	342,491,023	4,633

During January through June of 2019, 830,780 ordinary shares were issued upon the exercise of warrants.

On March 25, 2019, the Group placed 45,000,000 new ordinary shares at 6 pence per share and received $3.3 million of net proceeds.

Share premium represents the excess over nominal value of the fair value consideration received for equity shares, net of expenses of the share issue. Retained deficit represents accumulated losses.

The group reorganization reserve arose in March 2015 when Motif Bio plc became the parent of the Group. This was a common control transaction and therefore outside the scope of IFRS 3— “Business Combinations.” The transaction has therefore been accounted for as a group reorganization and the Group is presented as if Motif Bio has always owned Motif BioSciences Inc. The reserve on consolidation represents the difference between the nominal value of the shares of Motif Bio issued to the former stockholders of Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the transaction. As stated, the nominal value of the Motif Bio shares was used in the calculation of the reorganization reserve.

11.       Share-based payments

On December 4, 2014, Motif BioSciences Inc. adopted a Share Option Plan (the “Plan”) under which options can be granted to employees, consultants, and directors. The share price used for the Plan prior to being traded on AIM was based on management’s assessment of the valuation of the Group given the net assets and future potential of the Group at the time of granting.

Motif Bio plc adopted a Share Option Plan (the “New Plan”) on April 1, 2015. The New Plan replaces Motif BioSciences Inc.’s previous share plan.  There were no changes to the fair value of share options granted under the Plan with the only change being to grant the holders shares in Motif Bio plc rather than Motif BioSciences Inc. upon exercising options. The exercise price for each option will be established at the discretion of the Board provided that the exercise price for each option shall not be less than the nominal value of the relevant shares if the options are to be satisfied by a new issue of shares by Motif Bio and provided that the exercise price per share for an option shall not be less than the fair market value of a share on the effective date of grant of the option. Options will be exercisable at such times or upon such events and subject to such terms, conditions and restrictions as determined by the Board on grant date. However, no option shall be exercisable after the expiration of ten years after the effective date of grant of the option.

The following is a summary of the Group’s option activity for the six months ending June 30, 2019.

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at December 31, 2018	18,387,038	0.34
Granted during the period	100,000	0.11
Forfeited during the period	(300,000)	0.42
Cancelled during the period	(77,957)	0.70
Exercised during the period	—	—
Expired during the period	—	—
Outstanding at June 30, 2019	18,109,081	0.34

Exercisable at June 30, 2019	13,387,155	0.31

The total expense recognized for the periods arising from stock-based payments are as follows:

	Six months ended
	June 30, 2019	June 30, 2018
	US $	US $

General and administrative expense	327	250
Research and development expense	34	56
Total share-based payment expense	361	306

12.       Employee costs

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Six months ended
	June 30, 2019	June 30, 2018
(in thousands)	US $	US $
Wages and salaries	1,357	1,646
Social security and other employer costs	113	158
Share based payments (1)	361	306
	1,831	2,110

(1)    The total share based payments amount represented is net of forfeitures and/or cancellations of option awards.  For the six-month period ended June 30, 2019 and 2018, the impact of such forfeitures and/or cancellations was of $0.05 million of $0.38 million, respectively (Note 11).

13.       Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At June 30, 2019, Amphion Innovations plc owned less than 5% of the issued ordinary shares in Motif Bio plc. Richard Morgan and Robert Bertoldi were directors of Amphion Innovations plc in the period.  Richard Morgan and Robert Bertoldi were also directors of the Company until their respective resignations on March 18, 2019 and July 16, 2018. Transactions between the Group and the Amphion Group are disclosed below.

Advisory and Consultancy Agreement with Amphion Innovations US, Inc.

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services to be provided is US $120,000 per annum. The agreement was terminated as of December 31, 2018.  The Group did not make any payments post the termination date. The Group paid $120,000 to Amphion Innovations US, Inc. in 2018.

Consultancy Agreement with Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The agreement was terminated as of December 31, 2018. The Group paid $125,000 in 2018. The Group did not make any payments post the termination date.

Consultancy Agreement with Jonathan Gold

On April 7, 2017, the Group entered into a consultancy agreement with Mr. Gold. Under the terms of this agreement, Mr. Gold received a fixed fee of $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017.  This agreement was suspended as of December 31, 2017.

14.       Subsequent Events

In July 2019, the Group received and is currently addressing deficiency notices from Nasdaq indicating non-compliance with Nasdaq Marketplace Rules 5550(a)(2) and 5550(b)(2), requiring the company’s American Depositary Shares (ADSs) to have a minimum bid price of $1.00, the company to have a minimum Market Value of Listed Securities (MVLS) of $35 million, respectively.

In July 2019, the Hercules Loan Agreement was further amended to provide the Group with an interest-only period for the month of August 2019.  The agreement was also amended in August 2019 to provide the Group with an interest-only period for the month of September 2019. The amendments did not impact the Group’s interim financial results as of and for the six-month period ended June 30, 2019.

Outlook

The Group believes that the most efficient way to generate future value from iclaprim is for a partner or other entity with a lower cost of capital to complete the Phase III HABP/VABP trial and commercialize the asset globally.  As a result, the Group is proposing a corporate restructuring, loan amendment and capital raise as described below and believe that this is the best path forward for shareholders of Motif Bio.

Motif Bio continues to conserve its existing cash resources and is implementing immediate additional initiatives to curtail further expense given limited availability of funds.  Motif Bio has reached agreement in principle with Hercules Capital, Inc. (Hercules) to extend the interest only period through October 2019 and allow non-cash payment-in-kind, or PIK, of the interest payment due on October 1st.  In connection with this agreement, Motif Bio will provide Hercules with a warrant option to subscribe for ordinary shares equivalent to 5% of Motif Bio’s share capital at an exercise price of 5 pence (subject to adjustment).

With the accommodation from Hercules and other cash conservation initiatives, the Group believes that it has sufficient cash to continue operations as of September 30, 2019.  However, it will be required to seek additional capital funding in the immediate future and will provide further updates in due course.

Proposed Corporate Restructuring and Loan Amendment (subject to shareholder approval)

The Group’s ownership of the iclaprim-related assets and all other operations have been through its ownership of the wholly-owned US subsidiary, Motif Biosciences Inc.  The Hercules loan as senior secured lender is to Motif BioSciences Inc., guaranteed by Motif Bio plc (with the pledge of its ownership of Motif BioSciences Inc.).  Motif Bio plc is proposing a corporate restructure (‘Proposed Restructuring’) that we believe will allow the shareholders of Motif Bio plc to receive the benefit of a monetization of the iclaprim asset (above the amounts owed to Hercules and other obligations of Motif Biosciences Inc.), while being relieved of the liability and guarantee for the Hercules loan.

Subject to a shareholder vote and a capital raise (‘Proposed Capital Raise’), Motif Bio has reached agreement in principle with Hercules that includes the following elements:

•                  Hercules will relinquish the loan guarantee from Motif Bio and relieve it of any future obligations to Hercules;

•                  Motif BioSciences Inc. is expected to immediately wind down operations and hire an advisor to facilitate the sale of its iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialize iclaprim;

•                  Hercules will be granted a perfected security interest in all of the intellectual property of Motif BioSciences Inc.; and

•                  Hercules will receive a warrant for an additional 20% of Motif Bio’s post capital raise outstanding ordinary shares at an exercise price of 5 pence (subject to adjustment).  With this warrant position, Hercules will benefit from the future success of Motif Bio and potential upside in a successful monetization of iclaprim.

Upon completion of the Proposed Restructuring, it is expected that the Group will become an AIM Rule 15 cash shell and will have 6 months to find a suitable target to reverse into it or face cancellation from AIM.

If this Proposed Restructuring and Proposed Capital Raise is approved by shareholders and completes in accordance their terms, then Motif Bio will be able to move forward as a debt-free, publicly-listed company seeking M&A opportunities. Shareholders today of Motif Bio:

•                  would be invested in a company relieved of the liability and guarantee for the Hercules loan of approximately $6.9 million;

•                  would have the benefit of any potential upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc., and costs of sale and/or wind down of Motif BioSciences Inc.; and

•                  would have the benefit of any future upside potential from assets or a company acquired by Motif Bio.

If Motif Bio is not able to complete a capital raise and this transaction is not approved by shareholders, the Company will no longer be able to continue operations and it would be expected that trading in the Company’s shares would be immediately suspended.

The Proposed Restructuring would mean that the existing obligations under the loan facility are better aligned with our strategy, namely to bring one or more assets into Motif Bio without the burden of the debt obligations to Hercules, and for Motif Bio to be able to benefit from any upside from the sale of, or development and commercialization of, the iclaprim asset once Hercules receives repayment of the loan, repayment of other liabilities of Motif BioSciences Inc.,  and costs of sale and/or wind down of Motif BioSciences Inc.

The Proposed Restructuring constitutes a fundamental disposal under Rule 15 of the AIM Rules and is subject to shareholder approval.  In order to effect the Proposed Restructuring, Motif Bio will need to raise sufficient capital through the Proposed Capital Raise, which would be managed by Motif Bio’s joint broker SP Angel.  An announcement will be made in due course providing further details on the Proposed Capital Raise and, if successful, a circular shall be posted to shareholders setting out full details of the Proposed Restructuring and Proposed Capital Raise.

If the Proposed Capital Raise is successful, it is expected that SP Angel, Motif Bio’s joint broker, shall become nominated adviser (Nomad) effective upon the close of business on 2 October 2019.  Peel Hunt LLP, Motif Bio’s current Nomad, has given notice of its resignation as Nomad, to be effective as at the close of business on 2 October 2019, unless extended.

Shareholders should be aware that there is no certainty that Motif Bio will be able to raise sufficient funding through the Proposed Capital Raise and that without such funding the Proposed Restructuring will not be put to shareholders at a general meeting for approval. If Motif Bio is unable to secure funding through the Proposed Capital Raise or otherwise, then it is expected that Motif Bio will no longer be able to continue operations and it is expected that trading in the Group’s shares would be immediately suspended.

Shareholders should further note that upon completion of the Proposed Capital Raise and the Proposed Restructuring there is no certainty as to the quantum or timing of any monies due to Motif Bio from the realization of Motif BioSciences Inc.’s assets, including iclaprim and it is possible that no benefit from the realization of same will ever be received by Motif Bio or its shareholders.

It is Motif Bio’s expectation to delist from the Nasdaq Capital Market in due course. Additional information will be provided in due course.

In connection with our cost containment efforts and the likelihood of Motif Bio delisting from the Nasdaq Capital Market, the Group dismissed PricewaterhouseCoopers LLP (United States) effective September 27, 2019. There has been no change in status with respect to PricewaterhouseCoopers LLP (United Kingdom).